

August 7, 2014

Via E-mail
Eric P. McCrady
Chief Executive Officer
Sundance Energy Australia Limited
633 17th Street
Suite 1950
Denver, CO 80202

> **Re: Sundance Energy Australia Limited**
> **Registration Statement on Form 20-FR**
> **Filed July 11, 2014**
> **File No. 000-55246**

Dear Mr. McCrady:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 20-FR Filed July 11, 2014

General

1.   Please update your disclosure throughout the filing to discuss the sale of your remaining Bakken assets as announced by you on July 29, 2014. For example, please provide such disclosure within your discussion of recent developments on page 7, your discussion of recent acquisitions and divestitures in several locations, your footnotes to various tables that state your Bakken assets are expected to be divested during 2014, and your pro forma financial statements if required.

Preliminary Unaudited Financial and Operational Information for the Three-Month Period Ended March 31, 2014, page 7

2.   Please update to provide the information for the three-month period ended June 30, 2014.

Information on Sundance, page 29

Business Overview, page 30

Proved Undeveloped Reserves, page 32

3.   The 6,123 MBoe increase in proved undeveloped reserves for the period ending December 31, 2013 appears to be the net amount resulting from two separate and offsetting causes. Please clarify for us and expand your disclosure to quantify the net change relating to each of the separate causes identified.

4.   We note that for the twelve months ending December 31, 2013 you converted 23 MBoe of your proved undeveloped reserves and incurred capital expenditures of $4.1 million as compared to the 461 MBoe converted and capital expenditures incurred of $9.3 million for the six months from June 30, 2012 to December 31, 2013. Item 1203(c) of Regulation S-K requires that you discuss the progress made during the year to convert proved undeveloped reserves into proved developed reserves. Please clarify for us and expand your disclosure to explain the apparent difference between the periods. As part of your explanation, also address the apparent inconsistency between the amounts of proved undeveloped reserves converted and the associated capital expenditures incurred during 2013 and your disclosure elsewhere on pages 49 through 50 of the 102 gross (58.6 net) wells drilled and the approximately $219.1 million dollars spent during 2013.

Internal Controls Over Reserves Estimation Process, page 33

5.   Please expand the disclosure of the internal controls used in your reserves estimation effort to provide the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing on Form 20-FR. Refer to the disclosure requirements set forth in Item 1202(a)(7) of Regulation S-K.

Operating and Financial Review and Prospects, page 50

Estimates of Reserve Quantities, page 56

6.   We note your disclosure on pages 56, F-78 and F-139 that "for purposes of the calculation of amortization (depletion), and depreciation expense and the assessment of possible impairment of assets, management prepares reserve estimates that conform to guidelines prepared by the Society of Petroleum Engineers" and the related disclosure on

page F-21 that "management prepares reserve estimates which conform to guidelines prepared by the Society of Petroleum Engineers." Please clarify for us the material differences between your estimates based on the guidelines prepared by the Society of Petroleum Engineers and such estimates prepared to conform to the definitions contained in Rule 4-10(a) of Regulation S-X.

Appendix A

Glossary of Selected Oil and Natural Gas Terms, page A-1

7.   Please revise your definition of proved undeveloped reserves to conform to the definitions of proved and undeveloped reserves in Rule 4-10(a) of Regulation S-X.

Sundance Energy Australia Limited

Consolidated Financial Statements for December 31, 2013 and the Year Then Ended

Note 37 – Unaudited Supplemental Oil and Gas Disclosures, page F-61

Oil and Gas Reserve Information, page F-61

8.   The disclosure provided on page F-63 does not appear to provide an explanation of the significant changes for line items relating to the 2012 extensions and discoveries, purchase and sales of reserves in-place and the 2013 purchase and sales of minerals in-place. Please advise or expand your disclosure to comply with the requirements set forth in FASB ASC paragraph 932-235-50-5.

Armadillo Petroleum Ltd (Formerly Texon Petroleum Ltd)

Consolidated Financial Statements for December 31, 2012 and 2011 and the Years Then Ended

Note 31 – Unaudited Supplemental Oil and Gas Disclosures, page F-210

Oil and Gas Reserve Information, page F-210

9.   Please expand the disclosure on page F-211 to include an explanation for the significant changes in net quantities of proved reserves for each of the periods disclosed. Refer to the requirements set forth in FASB ASC paragraph 932-235-50-5.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director